UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 1-12981
THE AMETEK RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMETEK, Inc.
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, Pennsylvania 19301-0801
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

The AMETEK Retirement and Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Pension Investment Committee of the Board of Directors
The AMETEK Retirement and Savings Plan
We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 18, 2010

The AMETEK Retirement and Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Investments	$382,241,522	$331,901,358
Investment in the AMETEK, Inc. Master Trust	35,851,489	—

Total investments, at fair value	418,093,011	331,901,358

Receivables:
Employer contributions	188,270	332
Participant contributions	258,311	159

Total receivables	446,581	491

Assets available for benefits, at fair value	418,539,592	331,901,849

Adjustment from fair value to contract value for Common Collective Trust	(2,065,260)	1,125,597

Assets available for benefits	$416,474,332	$333,027,446

See accompanying notes.

The AMETEK Retirement and Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions, net of investment loss:
Contributions:
Employer	$11,301,391	$12,050,416
Participant	19,982,672	20,839,319
Participant rollovers and transfers from other plans	2,250,710	6,137,035

	33,534,773	39,026,770

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	46,122,001	(113,994,106)
Interest and dividend income	9,887,589	12,133,482
Plan interest in the AMETEK, Inc. Master Trust	6,782,324	—

	62,791,914	(101,860,624)

Plan mergers	24,150,608	25,698,535

Total additions, net of investment loss	120,477,295	(37,135,319)

Deductions:
Benefits paid to participants	(37,030,409)	(24,989,872)

Net increase (decrease)	83,446,886	(62,125,191)

Assets available for benefits:
Beginning of year	333,027,446	395,152,637

End of year	$416,474,332	$333,027,446

See accompanying notes.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
General
The following description of The AMETEK Retirement and Savings Plan (“the Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK”, the “Company” or the “Plan Sponsor”).
The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its subsidiaries, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.
Participant Eligibility
Any employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the entry date that follows his or her date of hire by at least 31 days and is on or after the date on which the participant first attains age 18. Effective May 1, 2009, an employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and is on or after the date on which the participant first attains age 18. See Note 8.
Plan Mergers
During 2009, the following net assets were transferred into the Plan (in millions):

Effective Date	401(k) Savings Plan
January 8, 2009	NewAge Testing Instruments, Inc.	$0.6
March 10, 2009	High Standard Aviation	0.1
March 27, 2009	Southern Aeroparts, Inc.	0.1
May 6, 2009	Xantrex Programmable	13.5
June 18, 2009	Vision Research, Inc.	3.6
July 1, 2009	NewAge Testing Instruments, Inc.*	0.5
September 22, 2009	Motion Control Group, Inc.	2.0
October 6, 2009	California Instruments Corporation	3.8

		$24.2

*	Represents money purchase plan.
During 2008, the following net assets were transferred into the Plan (in millions):

Effective Date	401(k) Savings Plan
June 10, 2008	Land Instruments	$1.0
July 11, 2008	HCC Industries, Inc.	21.4
July 15, 2008	Hamilton Precision Metals, Inc.	2.5
December 4, 2008	CAMECA	0.8

		$25.7

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan (continued)
Contributions
Each year, participants have an opportunity to invest up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Certain groups of participants have an opportunity to invest catch-up contributions up to 50% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Also in connection with business acquisitions by AMETEK, account balances from certain other plans may be transferred into the Plan. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Effective May 1, 2009, an employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire on or after the date on which the participant first attains age 18. Such participants are automatically enrolled in the Plan at a rate of 3% of their compensation which is invested in the Vanguard Wellington Fund until the participant changes their elections.
Excluding participants merged under the AMETEK 401(k) Plan for Acquired Businesses (“the Acquired Business Plan”), the Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to participants merged under the Acquired Business Plan, which vary by location and range from 25% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 2% to 8% of the participants’ compensation as determined by the Board of Directors for each business. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested and are allocated in the same manner as that of the participant’s elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant’s age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.
Forfeited Company contributions from the retirement feature were $1.0 million in 2009 and insignificant in 2008, and are used to reduce future employer retirement contributions or to pay Plan administrative expenses.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
Participants are fully vested at all times in participant contributions and employer matching contributions. Employer retirement contributions and related earnings and employer incentive retirement contributions and related earnings are fully vested after three years of service.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan (continued)
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Company’s Pension Investment Committee. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Company’s Pension Investment Committee which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2009 and 2008 ranged between 4.25% and 10.50% and between 4.25% and 11.00%, respectively.
Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2009 and 2008 totaled $9,918,379 and $9,036,604, respectively, and are included in investments in the accompanying statements of assets available for benefits.
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate after attaining retirement age or on account of disability may elect to receive installment payments up to a 15–year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.
Administrative Expenses
The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.
2. Summary of Significant Accounting Policies
Basis of Financial Statements and Presentation Format
The accompanying financial statements have been prepared on the accrual basis of accounting, if applicable, except for the non-accrual of a liability for amounts owed to withdrawing participants, which are reflected in plan equity in accordance with U.S. generally accepted accounting principles (“GAAP”). At December 31, 2009, there were no outstanding liabilities for amounts owed to withdrawing participants. At December 31, 2008, $9,611 was owed to withdrawing participants.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Master Trust
Effective April 1, 2009, AMETEK has entered into the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Vanguard Fiduciary Trust Company (“Trustee”). Under the Master Trust agreement, the AMETEK Stock Fund of certain employee savings plans of AMETEK are combined. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contribution to such fund along with income that the fund may earn, less distributions made to the plans’ participants. See Note 3.
The Plan’s interest in the assets of the Master Trust was 99% at December 31, 2009. The value of the assets held by the Master Trust at December 31, 2009 was $36,130,454.
A summary of the investment income for the assets held by the Master Trust for the period April 1, 2009 to December 31, 2009 was as follows:

Net appreciation in fair value of investment	$6,721,141
Interest and dividend income on investment	113,957

Total investment income	$6,835,098

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.
Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK Stock Fund is valued at its year end unit closing price. Life Insurance Contracts are carried at the cash surrender value of such policies at year end. The participant loans are valued at their outstanding book values, which approximates fair value.
The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). The statements of assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.
The net appreciation or depreciation of investments represents the sum of the change in the difference between year end market value and the cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
3. Investment Programs
At December 31, 2009 and 2008, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.
A participant may direct contributions (up to certain specified limits) in any of the following investment options:
•	AMETEK Stock Fund

•	Vanguard Retirement Savings Trust

•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund

•	Vanguard LifeStrategy Funds

•	Vanguard Wellington Fund

•	Vanguard Windsor II Fund*

•	Vanguard PRIMECAP Fund*

•	Vanguard Small-Cap Index Fund*

•	Vanguard 500 Index Fund*

•	Vanguard Prime Money Market

•	Artio International Equity Fund

•	BlackRock Small Cap Fund*

•	Keeley Small Cap Value*

*	Represents Domestic Equities Level 1 investments. See Note 4.
Participants may change their investment options or transfer existing account balances to other investment options daily.
The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2009	2008
Vanguard Retirement Savings Trust (stated at contract value)	$93,450,688	$87,255,596
Vanguard Wellington Fund	41,311,334	28,024,828
Vanguard PRIMECAP Fund	39,866,873	29,676,497
Vanguard 500 Index Fund	38,339,355	29,999,221
Vanguard Total Bond Market Index Fund	27,757,721	22,623,756
Vanguard Windsor II Fund	26,935,463	21,404,551
Vanguard LifeStrategy Moderate Growth Fund	26,718,442	20,746,479
Vanguard LifeStrategy Growth Fund*	20,034,693	—
AMETEK Stock Fund**	—	29,814,612

*	At December 31, 2008, this investment represented less than five percent of the fair value of the Plan’s assets.

**	At December 31, 2009, this investment was held by the Master Trust.
During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) appreciated (depreciated) in value, as follows:

	December 31,
	2009	2008
Common stock	$987,706	$(16,439,321)
Registered investment companies	45,134,295	(97,554,785)

	$46,122,001	$(113,994,106)

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
4. Fair Value Measurements
The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The AMETEK Stock Fund held by the Master Trust is considered a level 2 investment within the fair value hierarchy.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Vanguard Prime Money Market	$144,756	$—	$—	$144,756
Vanguard Total Bond Market Index Fund	27,757,721	—	—	27,757,721
Vanguard LifeStrategy Funds*	58,209,288	—	—	58,209,288
Vanguard Wellington Fund**	41,311,334	—	—	41,311,334
Mutual Funds — Domestic Equities	131,996,834	—	—	131,996,834
Artio International Equity Fund	17,180,485	—	—	17,180,485
Vanguard Retirement Savings Trust	—	95,515,948	—	95,515,948
Genworth Life and Annuity Insurance Company	—	—	206,777	206,777
Participant Loans	—	—	9,918,379	9,918,379

Total Assets at Fair Value	$276,600,418	$95,515,948	$10,125,156	$382,241,522

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered Investment Company – Mutual Funds	$206,671,521	$—	$—	$206,671,521
Vanguard Retirement Savings Trust	—	86,129,999	—	86,129,999
AMETEK Stock Fund	—	29,814,612	—	29,814,612
Genworth Life and Annuity Insurance Company	—	—	248,622	248,622
Participant Loans	—	—	9,036,604	9,036,604

Total Assets at Fair Value	$206,671,521	$115,944,611	$9,285,226	$331,901,358

*	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.

**	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
4. Fair Value Measurements (continued)
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	AMETEK Life	Participant
	Insurance Fund	Loan Fund
Balance, January 1, 2008	$255,136	$8,399,006
Unrealized gains relating to instruments still held at the reporting date	9	—
Purchases, sales, issuances and settlements, net	(6,523)	637,598

Balance, December 31, 2008	248,622	9,036,604
Unrealized gains relating to instruments still held at the reporting date	2	—
Purchases, sales, issuances and settlements, net	(41,847)	881,775

Balance, December 31, 2009	$206,777	$9,918,379

5. Insurance Contracts
Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by Genworth Life and Annuity First Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants’ insurance accounts. This fund continues to be closed to new participants.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. On January 29, 2010, the Plan Sponsor submitted an application to the IRS for a new determination letter in accordance with the Code’s five-year remedial amendment cycle requirement and a response is pending. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
7. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2009	2008
Assets available for benefits per the financial statements	$416,474,332	$333,027,446
Deemed distributions outstanding related to the current year	(9)	(5,000)
Deemed distributions outstanding related to the prior year	(1,635)	—
Amounts owed to withdrawing participants	—	(9,611)
Adjustment from contract value to fair value for Common Collective Trust	2,065,260	(1,125,597)

Assets available for benefits per Form 5500	$418,537,948	$331,887,238

The following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s Form 5500 for the year ended December 31, 2009:

Deductions per the financial statements	$(37,030,409)
Less: Deemed distributions at December 31, 2009	(1,644)
Add: Deemed distributions at December 31, 2008	5,000
Add: Amounts owed to withdrawing participants at December 31, 2008	9,611
Other, net	(23,985)

Total expenses per Form 5500	$(37,041,427)

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$120,477,295
Add: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2009	2,065,260
Less: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2008	1,125,597
Other, net	23,985

Total income and transfers of assets per Form 5500	$123,692,137

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
8. Plan Amendments
Effective May 1, 2009, the Plan was amended such that an employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and is on or after the date on which the participant first attains age 18. Such participants are automatically enrolled in the Plan at a rate of 3% of their compensation which is invested in the Vanguard Wellington Fund until the participant changes their elections. Participants automatically enrolled in the Plan may revoke their participation as defined by the Plan.
Effective January 1, 2009, the Plan was amended to allow discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. Discretionary employer contributions made in 2009 were not significant.
During 2009 and 2008, the Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan:

Effective Date	Acquired Business
February 16, 2009	High Standard Aviation
December 22, 2008	Drake Air
December 15, 2008	California Instruments Corporation
December 15, 2008	Vision Research, Inc.
December 15, 2008	Xantrex Programmable
April 28, 2008	Reading Alloys, Inc.
March 17, 2008	NewAge Testing Instruments, Inc.
March 17, 2008	Motion Control Group, Inc.
January 4, 2008	HCC Industries, Inc.
During 2009 and 2008, the Plan was amended to merge the net assets of certain U.S. participants from the following acquired businesses’ 401(k) plans into the Plan:

Effective Date	Acquired Business
October 6, 2009	California Instruments
September 22, 2009	Motion Control Group
July 1, 2009	NewAge Testing Instruments, Inc.*
June 18, 2009	Vision Research
May 6, 2009	Xantrex Programmable
March 27, 2009	Southern Aeroparts, Inc.
January 8, 2009	NewAge Testing Instruments, Inc.
December 4, 2008	CAMECA
July 15, 2008	Hamilton Precision Metals, Inc.
July 11, 2008	HCC Industries, Inc.
June 10, 2008	Land Instruments

*	Represents money purchase plan.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2009
9. Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair value Measurements and Disclosures (“ASU 2010-06”). ASU 2010-06 provides amendments that clarify existing disclosures and require new disclosures related to fair value measurements providing greater disaggregated information on each class of assets and liabilities and more robust disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Plan is currently evaluating the impact of adopting ASU 2010-06 on our fair value measurement disclosures.
In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended Accounting Standards Codification (“ASC”) 820 to allow entities to use net asset value per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. ASC 2009-12 was effective for interim and annual periods ending after December 15, 2009. The adoption of ASC 2009-12 did not have a material impact on the Plan’s financial statements. See Note 4.
In April 2009, the FASB issued ASC 820-10-65-4, Transition Related to FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“ASC 820-10-65-4”). ASC 820-10-65-4 amends ASC 820, and provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. ASC 820-10-65-4 is applied prospectively with retrospective application not permitted. ASC 820-10-65-4 was effective for interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65-4 did not have a material impact on the Plan’s financial statements. See Note 4.

The AMETEK Retirement and Savings Plan
EIN 14—1682544 Plan #078
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value

Vanguard Retirement Savings Trust*	Common/Collective Trust	$95,515,948
Vanguard Total Bond Market Index Fund*	Registered Investment Company	27,757,721
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	11,456,153
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	20,034,693
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	26,718,442
Vanguard Wellington Fund*	Registered Investment Company	41,311,334
Vanguard Windsor II Fund*	Registered Investment Company	26,935,463
Vanguard PRIMECAP Fund*	Registered Investment Company	39,866,873
Vanguard Small-Cap Index Fund*	Registered Investment Company	9,882,297
Vanguard 500 Index Fund*	Registered Investment Company	38,339,355
Vanguard Prime Money Market *	Registered Investment Company	144,756
Artio International Equity Fund*	Registered Investment Company	17,180,485
BlackRock Small Cap Fund*	Registered Investment Company	12,590,320
Keeley Small Cap Value*	Registered Investment Company	4,382,526
Genworth Life and Annuity Insurance Company*	Life Insurance Policies	206,777
Participant Loans*	Interest rates ranging from 4.25% to 10.50%	9,918,379

		$382,241,522

*	Indicates party—in—interest to the Plan.
Historical cost column is not included as all investments are participant—directed.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Pension Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan (Name of Plan)
Date: June 18, 2010	By:	/s/ John J. Molinelli
John J. Molinelli
Member, Pension Investment Committee

Exhibit Index

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm